As filed with the Securities and Exchange Commission on ^ January 22, 1999.
                                                    Registration No. 333-68577



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

        Delaware                                 13-3698386
--------------------------         ----------------------------------
(State of Incorporation)            (I.R.S. Employer Identification
                                                    Number)

                             10 Stow Road, Suite 200
                                Marlton, NJ 08053
                                 (609) 797-3434
          (Address and telephone number of principal executive offices)

                                  Shelly Finkel
                              Chairman of the Board
                    Global Telecommunication Solutions, Inc.
                             10 Stow Road, Suite 200
                            Marlton, New Jersey 08053
                                 (609) 797-3434
            (Name, address and telephone number of agent for service)

                                   Copies to:
                     David Alan Miller, Esq.
                    Graubard Mollen & Miller
                        600 Third Avenue
                    New York, New York 10016
                         (212) 818-8800
                   (212) 818-8881 - Facsimile


Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

           The registrant hereby amends this ^ registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this ^ registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the ^ registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

The information in this prospectus is incomplete and may be changed. The ^ selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale of these securities is not permitted.

                 Subject to Completion, dated ^ January 22, 1999


                                   PROSPECTUS

                    GLOBAL TELECOMMUNICATION SOLUTIONS, INC.

                       ^ 3,528,592 Shares of Common Stock

           This prospectus relates to up to ^ 3,528,592 shares of common stock^ of Global Telecommunication Solutions, Inc., a Delaware corporation^, that may be offered for resale for the account of certain holders of ^ our securities ^ as set forth in this prospectus under the heading "Selling Securityholders."

           ^ All of the shares offered by this prospectus are offered on behalf of the respective ^ selling securityholders, and may be offered or sold at any time. ^ We will not receive any of the proceeds from the sale of these securities ^. Of the ^ 3,528,592 shares offered ^, 658,573 shares are issuable upon exercise of ^ options and warrants. If all of these securities are exercised, ^ we will receive up to ^ $4,480,011 in gross proceeds. All proceeds ^ that we receive, if any, will be used for working capital and general corporate purposes.

           ^ We are responsible for all costs, expenses and fees incurred in registering the shares offered by this prospectus, which are estimated to be ^ $60,000. The selling securityholders will pay all brokerage commissions and discounts attributable to the sale of the shares.

           ^ Our common stock is traded on the OTC Bulletin Board under the symbol GTST. On ^ January 20, 1999, the last reported sale price of ^ our common stock was ^ $1.50. Our common stock also is listed on the Boston Stock Exchange under the symbol GTL.

           ^ Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 3.


           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



 The date of this ^ prospectus is ___________ __, 1999.

           You should rely only on the information contained or incorporated by reference in this prospectus ^. We have not authorized anyone to ^ provide you ^ with different information. ^ We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.



                                TABLE OF CONTENTS
                                                           Page


^Risk Factors                                               3
Business Summary                                            9
Recent Developments                                         9
Use of Proceeds                                             10
Selling Securityholders                                     11
Plan of Distribution                                        15
Legal Matters                                               15
Experts                                                     16
Where You Can Find More Information                         16

                                  RISK FACTORS

Past and Probable Future Losses -- We have a history of losses and expect that losses will continue in the future.

           Since our inception, we have incurred significant losses, including net losses of $1,946,526, $2,970,121, $6,920,222 and $25,535,939 for the years ended December 31, 1994, 1995, 1996 and 1997. The net loss for 1997 included an impairment loss of approximately $13 million in connection with the reduction of goodwill to its estimated fair value arising from ^ our acquisition of Global Link Telecom Corporation in 1996. In addition, ^ we incurred a net loss of $12,216,185 for the nine months ended September 30, 1998 and ^ have continued to incur losses at a comparable rate since September 30, 1998. ^ We currently project that we will continue to generate operating losses and negative cash flow from operations ^ at least through the first quarter of 1999. We cannot assure you that we will ever achieve (or, if achieved, maintain) profitability.

Need for Additional Financing -- We need to obtain financing in order to continue our operations.

           As of September 30, 1998, ^ we had an accumulated deficit of $50,158,628 and a working capital deficit of $21,132,536. Our cash balance at December 31, 1998 was approximately $1,500,000. It was necessary for us to raise capital on numerous occasions since January 1, 1998 to satisfy our obligations as they ^ became due. To that end, ^ we have (1) completed ^ two private placements which generated aggregate net proceeds of approximately ^ $2,985,000 ($1,250,000 of which was used to repay promissory notes) and (2) converted $6,415,250 of debt into 7,083,075 shares of our common stock. We believe that the proceeds from these private placements and the conversions of debt into equity will enable us to continue our operations through the first quarter of 1999. ^ Thereafter, we will need to obtain additional financing ^. We currently do not have any arrangements with respect to, or sources of, additional financing ^. We cannot assure you that additional financing will be available ^, or if available, that we will be able to obtain it on acceptable terms.

^ Competition -- We operate our business in a highly competitive industry. Many of our competitors are more established and have significantly greater resources.

           ^ The prepaid phone card segment of the telecommunications services industry is intensely competitive, rapidly evolving and subject to constant technological change. Analysts estimate that the number of prepaid phone card companies has increased from approximately 75 in 1994 to more than 400 companies in 1997. ^ Our prepaid phone cards compete with any medium by which a consumer places a telephone call away from the home or office, including credit calling cards, collect calling services, hotel telephones, public pay telephones and other long distance services. Many of these products and services are marketed by well-established, successful companies that possess greater financial, marketing, distribution, personnel and other resources ^. Using these resources ^, these companies ^ can implement extensive advertising and promotional campaigns, both generally and in response to specific marketing efforts by competitors, to enter into new markets rapidly and to introduce new products and services. Competitors with greater financial resources ^ also may be able to provide more attractive incentive packages to retailers to encourage them to carry products that compete with ^ our products. ^ We cannot assure you that we will be able to compete ^ effectively in our markets.

Dependence on Long Distance Carriers ^ -- We rely in large part on long distance carriers with whom we have business arrangements. Our success depends on the abilities of these parties to provide reliable services to us.

           We depend on a small number of domestic and international long distance carriers to provide ^ our card users access to cost-effective long distance service. ^ We have agreements ^ with these carriers ^ to acquire large volumes of long distance service for resale through ^ our switching facilities. Failure to ^ maintain continuous access to transmission facilities and long distance networks would ^ materially adversely affect our business, including possibly requiring ^ us to significantly curtail or cease ^ our operations. Carriers frequently experience ^ equipment failures and service interruptions^, which could adversely affect customer confidence, ^ our business operations and ^ our reputation. Further, because ^ we deduct minutes from ^ our cards at fixed per-minute rates, any service interruption that forces ^ us to re-route calling traffic through ^ more expensive carriers could have a material adverse effect on ^ our operating margins. Any increases in rates charged by our carriers also could have a material adverse effect on our operating margins. Our carrier agreement with Sprint requires ^ us to satisfy certain minimum monthly usage requirements to receive the most favorable pricing available under the agreement. Failure to meet these minimum requirements would obligate ^ us to pay underutilization charges, which could ^ materially adversely affect our operations.

           In February 1998, Access Telecom, Inc.^ ceased providing telecommunications services for the prepaid phone cards that it had sold to each of ^ Networks and Centerpiece prior to and after we acquired these companies, despite receiving payment for substantially all of these services. To offset the loss of service for these phone cards, ^ we purchased approximately $2 million of telecommunications services from other providers through December ^ 31, 1998. Although ^ we are pursuing recovery of all losses from Access Telecom, ^ we cannot assure you that we will be successful.

Dependence on Major Customers; Non-recurring Revenues^ -- We depend heavily on a small number of traditional phone card customers, the loss of any of which could have a material adverse effect on ^ our operations.

           We depend heavily on a small number of traditional phone card customers. One of these customers was responsible for approximately 14.0% and 9.9% of ^ our net sales for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. In addition, sales of promotional cards to business customers usually generate non-recurring revenues. For the year ended December 31, 1997 and the nine months ended September 30, 1998, approximately 10.2% and less than 1%, respectively, of ^ our net sales were derived from sales of promotional cards to a limited number of these customers.

Rapid Technological Change and Product Obsolescence -- We must respond to the rapid changes in technology, services and standards which characterize our industry.

           The telecommunication services industry is ^ subject to rapid technological change, frequent new product and service introductions^ and evolving industry standards. ^ We believe that our future success will depend largely ^ on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet these evolving standards. We expect our competitors to develop and introduce new products and services, and enhancements to existing products and services. New telecommunications technology, including personal communication services and voice communication over the Internet, may reduce demand for long distance services, including prepaid phone cards. ^ We cannot ^ assure you that ^ we will respond successfully to these or other technological changes, evolving industry standards or to new products and services offered by ^ our current and future competitors.

^ Dependence on Manufacturer of Switching Facilities ^ -- We rely on the manufacturer of our switching facilities to provide us with effective, reliable equipment.

           NACT Telecommunications, Inc. manufactures our switching platforms, licenses software to ^ us and provides technical support and platform maintenance. Termination of ^ our agreements with this manufacturer could materially adversely affect ^ our business until other arrangements were secured. ^ We cannot ^ assure you that ^ we could make similar arrangements with other switch manufacturers. ^ Our operations depend upon the protection of ^ our equipment and data at ^ our switching facilities against damage caused by fire, power loss, technical failures, unauthorized intrusion, natural disasters, sabotage and other events. ^ We cannot assure you that such an event will not result in a service outage ^ which could have a material adverse effect on ^ our business. Although ^ we maintain business interruption insurance providing for aggregate coverage of approximately ^ $1 million per occurrence, ^ we cannot assure you that we will be able to maintain this insurance, that ^ it will continue to be available at reasonable prices, that this insurance ^ will cover all such losses or that ^ it will be sufficient to compensate ^ us for losses experienced ^ if we are unable to provide services.

Unauthorized Access to Services.

           ^ We have experienced unauthorized access to ^ our switching services by unauthorized disclosure of ^ personal identification numbers and unauthorized activation of prepaid phone cards^. As a result, we have been unable to recover the long distance service and switching charges associated with the use of such ^ numbers and cards. Any unauthorized access to ^ our services for a prolonged period of time could have a material adverse effect on ^ our operations.

^ Regulatory Compliance and Approval -- We are subject to extensive federal and state rules and regulations. These rules and regulations could change at any time in an unpredictable manner, which could have a material impact on our activities and operating results.

           Long distance telecommunications services are subject to regulation by the Federal Communications Commission ^ and ^ state regulatory authorities. ^ These authorities impose regulations governing the rates, terms and conditions for interstate and intrastate telecommunications services. ^ We also are subject to Federal Trade Commission regulation and other federal and state laws relating to the promotion, advertising, labeling and packaging of ^ our products. ^ We have obtained, or ^ are in the process of obtaining, all licenses, tariffs and approvals necessary ^ to conduct ^ our business. ^ We cannot assure you, however, that ^ we will be able to obtain required licenses or approvals in the future or that ^ federal or state regulatory authorities will not require ^ us to comply with more stringent regulatory requirements. New statutes and regulations could require ^ us to alter methods of operation, at costs which could be material, or otherwise limit the types of services ^ we offer.

           Many states regulate prepaid phone card providers by requiring them to apply for certification. While ^ we either ^ have obtained or ^ applied for certification in Florida, New York, California, Texas and New Jersey (where ^ we conduct a substantial part of ^ our business), ^ we cannot guarantee that state regulators will grant ^ us all required authorizations. Many states, including Florida, California and Texas, have implemented or are considering implementing other rules that specifically regulate prepaid phone card providers. ^ We cannot assure you that the implementation of these rules will not materially adversely affect ^ our operations.

           In September 1996, the FCC adopted new rules governing the pay telephone industry that^ established a means ^ to compensate pay telephone service providers ^ for every ^ call completed from their pay telephones, including calls that utilize toll-free access and access codes ("Dial Around Compensation"). ^ In July 1997, a federal appeals court upheld the FCC's determination that interexchange carriers must compensate pay telephone providers for "dial around" calls. However, the court found that the FCC's method of setting compensation was unjustified and ^ remanded the compensation plan back to the FCC for further consideration. In October 1997, the FCC ^ issued a revised compensation plan requiring interexchange carriers to compensate pay telephone providers $0.284 for each completed "dial around" call. In May 1998, the court determined that the $0.284 per-call amount was unlawful and again remanded the compensation plan back to the FCC for further ^ consideration. Notwithstanding the foregoing, the court ruled that interexchange carriers must compensate pay telephone providers $0.284 for each "dial around" call until the FCC revises its compensation plan.

           In October 1997, the FCC issued an order waiving, until March 1998, certain obligations of ^ local exchange carriers^ to provide resellers (such as Global) with the information necessary to determine whether a call originated from a pay telephone. The FCC extended this waiver to October 1998. This is problematic to us because while we are still responsible for Dial Around Compensation, we cannot pass these charges through to our phone card users unless we know that the call originated from a pay telephone at the time the call was placed. While we believe that we have adequately accrued for potential obligations related to Dial Around Compensation, it is possible that the FCC may enact regulations concerning Dial Around Compensation ^ which could result in ^ material liabilities.

           ^ In May ^ 1997, the FCC issued an order to ^ preserve and advance universal telephone service^. The order requires all telecommunications carriers providing interstate telecommunications services to contribute to ^ a fund. Contributions will be assessed based upon intrastate, interstate and international "end-user" gross telecommunications revenue effective January 1, 1998. Although the FCC has not yet finally determined the contribution assessment rate, ^ we estimate that the assessment could be as much as 4% of such revenue for the calendar year 1998, and could increase or decrease in subsequent years. While ^ we believe that we have adequately ^ accrued for ^ our contribution to ^ this fund, it is possible that the FCC may enact ^ regulations concerning the ^ fund which could result in additional material liabilities.

           In May 1996, the Federal Reserve Board published proposed rules governing "stored value cards" with a maximum value of $100 or more. If the rules are adopted and ^ we permit more than $100 to be credited to ^ our prepaid phone cards, ^ we would become subject to the new requirements, including those related to the provision of transaction receipts and limitation of consumers' responsibility for unauthorized transactions. Currently, virtually all of ^ our prepaid phone cards have a maximum value of $100 or less.

Possible Federal Excise Tax and State Sales and Use Tax Liabilities^ -- We may be subject to material state sales and use tax liabilities.

           The Internal Revenue Service and most state taxing authorities believe that the sale of long distance services through prepaid phone cards is a taxable event. In November 1997, Congress enacted legislation ^ specifically ^ addressing the application of the 3% federal telecommunications excise tax to ^ sales of prepaid phone cards. Accordingly, ^ we have been paying the tax and filing federal excise tax returns^ since that time. We believe that the sale of prepaid phone cards is subject to state sales and use taxes. However, taxation of prepaid phone cards is evolving and has not been specifically addressed in certain states in which ^ we do business. ^ We have not filed any state sales and use tax returns ^ or remitted any such taxes to state taxing authorities. While ^ we believe that ^ we have adequately ^ accrued for such taxes and related compliance costs, it is possible that certain states may enact legislation or interpret current laws in a manner that could result in additional material tax liabilities^.

Year 2000 Compliance^ -- Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, or not recognize the date at all, which could result in major system failures or miscalculations.

           We have reviewed our critical computer systems and other computer-based operational equipment to identify how the ^ year 2000 problem will impact us. We have contacted our computer-based systems suppliers and ^ have received written confirmation from ^ them that ^ our critical computer software and hardware is ^ year 2000 compliant. ^ We estimate that the costs of ^ our internal year 2000 compliance ^ will be less than $100,000, which is not expected to be material to ^ our financial position, cash flow or results of operations.

           As part of ^ our year 2000 compliance review, ^ we are in the process of contacting ^ our primary vendors and customers to determine the extent to which ^ we are vulnerable to those third parties' failure to ^ be year 2000 compliant. We cannot assure you that the systems of the companies on which ^ our business relies will be timely converted or that failure to convert by another company will not have a material adverse effect on ^ our operations.

           ^ We believe that the risks associated with the ^ year 2000 ^ problem primarily relate to the failure of ^ our suppliers and key customers to timely address their ^ year 2000 issues. Such failure could ^ disrupt our daily operations significantly. While ^ we believe that ^ our year 2000 compliance review procedures will adequately address ^ our internal ^ year 2000 issues, until ^ we receive responses from ^ our significant vendors and customers, the overall risks associated with the ^ year 2000 ^ problem remain difficult to ^ describe and quantify^ accurately, and we cannot assure you that the year 2000 problem will not have a material adverse effect on ^ our business, operating results and financial position.

           ^ We currently ^ have not implemented a ^ year 2000 contingency plan. ^ We intend to devote the resources necessary to assure that ^ year 2000 compliance issues are resolved. ^ We plan to develop and implement a contingency plan by the end of April 1999 ^ if our year 2000 compliance initiatives, particularly those that relate to third parties, fall behind schedule.

Risks Associated With Delisting of Securities from the Boston Stock Exchange -- If we are delisted from the Boston Stock Exchange, an investor will find it much more difficult to dispose of our securities.

           In September 1998, our common stock and publicly-traded warrants were delisted from the Nasdaq SmallCap Market. Our securities currently are traded on the Boston Stock Exchange and the OTC Bulletin Board. An investor may find it more difficult to dispose of our securities since the delisting from Nasdaq. If our common stock was delisted from trading on the Boston Stock Exchange, it would fall into the category of "penny stock" (generally, an equity security not quoted on Nasdaq or traded on a national securities exchange that has a market price of less than $5.00 per share). Prior to any penny stock transaction, broker-dealers must deliver a disclosure schedule explaining the penny stock market and the associated risks. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions) also are subject to various sales practice requirements. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and obtain the purchaser's prior written consent to the transaction. These additional burdensome requirements imposed upon broker-dealers may discourage them from trading our securities, which could severely limit liquidity and the ability of holders to sell such securities in the secondary market.

Possible Inability to Recognize Deferred Revenue -- Certain states may prohibit us from recognizing the portion of deferred revenue remaining upon the expiration of cards with unused calling time.

           ^ The sale of long distance telecommunications service through prepaid phone cards may be subject to "escheat" laws in various states. These laws generally provide that payments or deposits received in advance or in anticipation of the provision of utility (including telephone) services that remain unclaimed for a specific period of time after the termination of such services are deemed to be "abandoned property" and must be remitted to the state. Although ^ we are not aware of any case in which these laws have been applied to the sale of prepaid phone cards, and ^ we do not believe that such laws are applicable, ^ if such laws are deemed to be applicable, ^ we may be unable to recognize the portion of ^ our deferred revenue remaining upon the expiration of ^ cards with unused calling time. In this event, ^ we may be required to deliver such amounts to certain states in accordance with these laws, which could have a material adverse effect on ^ our operations. For the year ended December 31, 1997 and the nine months ended September 30, 1998, approximately 7% and 8%, respectively, of ^ our net sales were derived from the recognition of deferred revenue upon card expiration or, in the case of promotional cards, during the period the program is executed.

Goodwill Recoverability^ -- We may be required to take an additional write-down or write-off of goodwill in the future, which could materially affect our financial statements.

           The assessment of goodwill recoverability, which is heavily dependent on projected financial information and the goodwill amortization period, are significant accounting estimates as contemplated by the American Institute of Certified Public Accountants' Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties." ^ We operate in an industry ^ that is rapidly evolving and extremely competitive and ^ we continue to generate significant net losses and negative cash flow. It is reasonably possible that ^ our accounting estimates ^ of the useful life and ultimate recoverability of goodwill could change in the near term and that the effect of such changes on the financial statements could be material. While ^ we currently ^ believe that the recorded amount of goodwill was appropriate at September 30, 1998, ^ we cannot assure you that our future results will confirm this assessment or that an additional write-down or write-off of goodwill will not be required in the future.

Reliance on Key Personnel -- We need to hire and retain qualified personnel to operate our growing business.

           Our ^ success is largely dependent on the personal efforts of Shelly Finkel, ^ our Chairman of the Board, Randolph Cherkas, ^ our President, and other key personnel. The loss of ^ Mr. Finkel's or Mr. Cherkas's services could have a material adverse effect on ^ our business and prospects. ^ Mr. Finkel's employment agreement ^ requires him to devote only 50% of his business time to ^ our business. In addition, ^ we have experienced significant turnover with respect to ^ our executive officers. To ^ implement and manage ^ our growth^ successfully, we are dependent upon, among other things, recruiting and retaining qualified management, marketing, sales, technical and creative personnel with experience in ^ our business. We cannot assure you that we will be able to hire or retain necessary personnel.

^ Litigation.

           From time to time, we are involved in litigation incidental to ^ our business. Such litigation can be expensive and time consuming to prosecute or defend and could cause ^ our customers to delay or cancel purchase orders until such lawsuits are resolved. ^ We believe that ^ our pending litigation matters, in the aggregate, could have a material adverse effect on ^ our operating results and financial condition if resolved against ^ us.

^ Effect of Outstanding Warrants, Options and Other Convertible Securities ^ -- The exercise or conversion of these securities into common stock will dilute the percentage ownership of our other stockholders. The sale of such common stock in the open market could adversely affect the market price of our common stock.

           As of December 31, 1998, there were outstanding options, warrants and other convertible securities to purchase an aggregate of 7,361,139 shares of our common stock and more options will be granted in the future under our employee benefit plan. Substantially all of the shares of common stock underlying such securities ^ are or will be registered for resale under the Securities Act. ^ The exercise or conversion of outstanding stock options, warrants^ or other convertible securities ^ will dilute the percentage ownership of ^ our other stockholders ^. In addition, any sales in the public market of ^ shares of our common stock issuable upon the exercise or conversion of such stock options, warrants or convertible securities ^, or the perception that such sales could occur, may adversely affect the prevailing market price ^ of our common stock.

^ Future Sales -- The sale of a large number of newly issued shares of our common stock in the open market could adversely affect the market price of our common stock.

           Substantially all of our currently outstanding shares of common stock have been or will be registered for sale under the Securities Act or are eligible for sale under an exemption from the registration requirements. In response to our recent conversion offers, holders of our debt securities recently converted or are in the process of converting these debt securities into approximately 7,000,000 shares of our common stock. These newly issued shares also have been registered for sale under the Securities Act or are eligible for sale under an exemption from the registration requirements. Any sales in the public market of these shares of our common stock, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock.

Absence of Dividends.

           We have never declared or paid dividends on ^ our common stock and ^ do not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be at the discretion of ^ our Board of Directors.

^ Anti-Takeover Provisions^ -- Certain provisions of our certificate of incorporation could have effects that conflict with the interests of our stockholders.

           Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders. For example, our certificate of incorporation allows us to issue preferred stock without stockholder approval. Our certificate of incorporation also provides for a board of directors divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year. In addition, certain "anti-takeover" provisions of the Delaware General Corporation Law^ may restrict the ability of ^ our stockholders to authorize a merger, business combination or change of control ^.

                               ^ BUSINESS SUMMARY

           ^ Global is a facilities-based provider of prepaid phone cards that ^ allow users to access reliable, convenient and cost-effective domestic and international telecommunications services. ^ We market (1) traditional prepaid phone cards^ to consumers through distributors and retail establishments, such as convenience stores, supermarkets, drug stores and mass merchandisers ^ and
(2) custom-designed promotional phone cards ^ directly to businesses to enhance the marketing of their products and services^. We seek to provide reliable service and support to our prepaid phone card customers by combining experience with innovation and technology.

           ^ Global was incorporated in Delaware in December 1992. ^ Our principal executive offices are located at 10 Stow Road, Suite 200, Marlton, New Jersey 08053 and ^ our telephone number is (609) 797-3434.


                               RECENT DEVELOPMENTS

           ^ Debenture Conversion. In December 1998, we offered holders of $2,562,250 aggregate principal amount of debentures the opportunity to convert their debentures into shares of our common stock at a conversion rate of $0.80 per share. Holders of $2,362,250 aggregate principal amount of debentures have converted their debentures into 2,952,813 shares of our common stock.

           ^ Note Conversion. In December 1998, holders of $3,050,000 principal amount of promissory notes converted their notes into an aggregate of 3,170,912 shares of our common stock. Certain of the note holders also exchanged 666,667 common stock purchase warrants for an aggregate of 146,342 shares of our common stock. Among the holders were Shelly Finkel, our Chairman of the Board ($50,000 of notes and 16,667 warrants) and limited partnerships in which Barry Rubenstein, a principal stockholder, is either a general partner or an officer and member of a limited liability company that is a general partner ($2,400,000 of notes and 466,666 warrants). Certain of the investors forgave interest of approximately $14,000 due on the notes.

           Centerpiece Conversion. In November 1998, J. Mark Rubenstein ^(no relation to Barry Rubenstein, described above) resigned as a director and officer of ^ Global. Mr. Rubenstein was the former shareholder of ^ Centerpiece who joined ^ Global in February 1998 when ^ we acquired Centerpiece. In connection with his departure ^ and in full satisfaction of ^ his and ^ Global's obligations to each other, ^ Mr. Rubenstein sold to certain ^ purchasers (including Shelly Finkel, our Chairman of the Board ^, Michael Hoppman, our Chief Financial Officer ^ and Barry Rubenstein and Eli Oxenhorn, principal stockholders^) an aggregate of 353,393 shares of our common stock and the $1,000,000 ^ principal amount promissory note previously issued ^ to him in the ^ Centerpiece merger for an aggregate purchase price of $575,000. ^ Mr. Rubenstein also contributed back to ^ us 47,891 shares of our common stock with a fair market value of $69,867 in consideration of $298,364 that he owed to ^ us relating to Access Telecom. The reserve for the loss on the settlement of $229,497 was provided for in ^ our financial statements for the nine months ended September 30, 1998. After the group of investors purchased the note and shares from Mr. Rubenstein, they accepted our offer to convert the principal amount of the note into 813,008 shares of our ^ common stock at a conversion rate of $1.23 per share^. The purchasers forgave interest of $60,000 due on the ^ note.

           Private Placement. In October 1998, ^ we consummated ^ a private placement from which ^ we derived net proceeds of $1,846,750 through the sale of 1,198,000 shares of our common stock ^ at a purchase price of $1.625 per share. ^ We used a portion of the proceeds to repay $1,250,000 aggregate principal amount of promissory notes ^ plus interest ^ issued in ^ a private placement consummated in April 1998 ^.

           Nasdaq Delisting. ^ In September ^ 1998, Nasdaq notified ^ us that ^ our securities were delisted from the Nasdaq SmallCap Market at the close of business on such date for failure to meet the Nasdaq listing maintenance requirements. ^ Our securities currently ^ are traded on the Boston Stock Exchange and the OTC Bulletin Board.

           ^ New President. Randolph Cherkas, our Chief Operating Officer and a director since February 1998, became President as of September 1, 1998. In February 1994, Mr. Cherkas founded ^ Networks and served as its President until February 1998, when ^ we acquired ^ Networks. From July 1993 to February 1994, Mr. Cherkas served as an account executive for Network Equipment Technologies, a company that designs and sells network solutions to Fortune 500 companies. From July 1984 to July 1993, Mr. Cherkas served as an account executive for IBM. Mr. Cherkas's employment agreement provides for a term through December 31, 2000, for a base annual salary of $180,000 (subject to annual increases and bonuses at the discretion of the Board of Directors) and for options to purchase 50,000 shares at an exercise price of $6.375, which vest in two equal installments ^ in February ^ 1999 and ^ 2000.


                                 USE OF PROCEEDS

           ^ We will not receive any proceeds from the sale of the shares by the ^ selling securityholders. Of the ^ 3,528,592 shares offered hereby, an aggregate of ^ 658,573 shares are issuable upon exercise of ^ options and warrants. If these securities are fully exercised, ^ we will receive up to an aggregate of ^ $4,480,011 in gross proceeds. However, the exercise price of substantially all of these ^ securities is currently above the market price of the common stock and, accordingly, it is unlikely that ^ we will receive any proceeds from the exercise of these securities in the near term. All proceeds ^ that we receive, if any, will be used for working capital and general corporate purposes. Pending application of the proceeds, ^ we intend to place the funds in interest-bearing investments such as bank accounts, certificates of deposit and United States government obligations.

                             SELLING SECURITYHOLDERS


           The following table provides certain information with respect to the ^ selling securityholders' beneficial ownership of ^ our common stock as of ^ January 1, ^ 1999, and as adjusted to give effect to the sale of all of the shares offered hereby. See "Plan of Distribution." Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Under this rule, each ^ selling securityholder is deemed to own beneficially the number of shares issuable upon exercise of warrants or options it holds that are exercisable within 60 days from the date of this prospectus. For purposes of presentation, it is assumed that the ^ selling securityholders will exercise all of the warrants or options and then resell all of the shares received as a consequence of such exercise. Unless otherwise indicated, each of the ^ selling securityholders possesses sole voting and investment power with respect to the securities shown.



                                            Before Offering                                 After Offering
                                            ---------------                                 --------------
                                                                        Number of       Number of
Name (1)                             Number of Shares^  Percentage      Shares Offered     Shares^     Percentage
----------------------               ----------------   ----------      --------------  -----------    ----------
  GKN Securities Corp.                    75,625           *              75,625                 --       *
  David M. Nussbaum                     ^ 56,493           *              20,625           ^ 35,868       *
  Roger N. Gladstone                      20,625           *              20,625                 --       *
  Robert Gladstone                      ^ 56,493           *              20,625           ^ 35,868       *
  Barington Capital Group, L.P.          112,500           ^*            112,500                 --       *
  Randolph Cherkas                     ^ 443,721(2)       3.9%           405,387             38,334       *
  Sheila Cherkas                           2,000           *               2,000                 --       *
  Joseph Cherkas                           1,000           *               1,000                 --       *
  Steven Leveson                           1,000           *               1,000                 --       *
  Tony Jannetta                            2,000           *               2,000                 --       *
  Nicholas Geanopulos                      2,000           *               2,000                 --       *
  Albert Russo                             2,000           *               2,000                 --       *
  Bruce Goldberg                           2,000           *               2,000                 --       *
  Cindy Cherkas TTEE FBO                   3,000           *               3,000                 --       *
    Andrew Cherkas
  Cindy Cherkas TTEE FBO                   3,000           *               3,000                 --       *
    Kathryn Cherkas
  Frances Campagnola                       3,000           *               3,000                 --       *
  Edward Iglesias                          1,000           *               1,000                 --       *
  Basil Masso                              1,000           *               1,000                 --       *
  Virginia DiEnna                          1,000           *               1,000                 --       *
  Kulwant Singh                            2,000           *               2,000                 --       *
  Edythe Ellin                             2,000           *               2,000                 --       *
  Gary Liguori                          ^ 79,230(3)        *              72,231            ^ 6,999       *
  Pennsylvania Merchant Group Ltd.       130,000         ^ 1.1%          130,000                 --       *
  Wien Securities                        100,000           ^*            100,000                 --       *
  Phillip Bloom                         ^ 25,710(4)        *               7,143             18,567       *
  Amir L. Ecker                           14,286           *              14,286                 --       *
  Gerald J. Josephson                     42,857           *              42,857                 --       *
  Losty Capital Management                14,286           *              14,286                 --       *
  Peter S. Rawlings                        7,143           *               7,143                 --       *
  Jeffrey Rubinstein                      14,286           *              14,286                 --       *
  Alan Silverman                          27,143           *               7,143             20,000       *
  Coutts (Jersey) Limited                379,121         ^ 3.3%          379,121                 --       *
  Donaldson, Lufkin & Jenrette            25,000           *              25,000                 --       *
    Securities Corp. Custodian FBO
    Frank J. Campbell, III
  Joanne Edwards                          12,500           *              12,500                 --       *
  Joseph E. Gallo TTEE FBO                33,333           *              33,333                 --       *
    Stephanie A. Gallo 1987 Non-
    exempt Family Trust
  Joseph E. Gallo TTEE FBO Ernest         33,333           *              33,333                 --       *
    J. Gallo 1987 Non-exempt Family
    Trust



                                            Before Offering                                 After Offering
                                            ---------------                                 --------------
                                                                        Number of       Number of
Name (1)                             Number of Shares^  Percentage      Shares Offered     Shares^     Percentage
----------------------               ----------------   ----------      --------------  -----------    ----------
  Joseph E. Gallo TTEE FBO Joseph         33,334           *              33,334                 --       *
    C. Gallo 1987 Non-exempt
    Family Trust
  Irving L. Mazer, Esq. Special            5,000           *               5,000                 --       *
  Account
  Irving L. Mazer, Esq.                   15,000           *              15,000                 --       *
  Larry Martin                           120,308         ^ 1.1%          120,308                 --       *
  Leonide Prince                          12,500           *              12,500                 --       *
  Wheatley Partners, L.P.            ^ 3,112,402(5)      27.0%           553,138        ^ 2,559,264     22.2%
  Wheatley Foreign Partners, L.P.      ^ 210,219(6)       1.9%            46,862          ^ 163,357     1.4%
  David Corigliano                      ^ 20,285           *              20,285                 __       *
  Drummer Partners, L.P.                 101,427           ^*            101,427                 --       *
  Shelly Finkel                        ^ 672,744(7)       5.9%           202,853          ^ 469,891     4.1%
  Mary Ellen Grunther                      20,285           *              20,285                 --       *
  Michael Hoppman                       ^ 49,785(8)        *              20,285           ^ 29,500       *
  David Jacobs                            40,571           *              40,571                 --       *
  JEB Partners                          ^ 171,567(9)      1.5%           111,567             60,000       *
  Eli Oxenhorn                          ^ 567,272(10)     5.0%           319,492            247,780    ^ 2.2%
  Barry Rubenstein                    ^ 4,589,387(11)    39.3%           319,492        ^ 4,269,895     36.6%
  Steven Schulman                         10,144           *              10,144                 --       *



__________________________
*          Less than 1%.


(1) ^ See the text following the footnotes for a description of certain relationships between the selling securityholders and Global.

^(2) Includes 35,000 shares underlying currently exercisable options. Excludes
     66,000 shares underlying options, 7,000 of which become exercisable in June 1999, 25,000 of which become exercisable in February 2000, 7,000 of which become exercisable in each of December 1999 and December 2000 and 10,000 of which become exercisable in each of ^ January 2000 and ^ 2001. Mr. Cherkas is ^ our President and a director ^.

^(3) Includes 6,999 shares underlying currently exercisable options. Excludes
     6,000 shares underlying options, ^ 3,000 of which become exercisable on each of January 2000 and January 2001. Mr. Liguori is ^ one of our vice presidents.

^(4) Includes 10,000 shares held jointly with Mr. Bloom's wife.

^(5) Includes 235,000 shares underlying ^ publicly-traded warrants.

^(6) Includes 15,000 shares underlying ^ publicly-traded warrants.

^(7) Includes  133,334 shares  underlying  currently  exercisable  options and ^
     30,873 shares underlying ^ publicly-traded warrants. Excludes 20,000 shares underlying options, 10,000 of which become exercisable in each of ^ January 2000 and 2001. Mr. Finkel is our Chairman of the Board ^.

^(8) Includes  ^ 29,500  shares  underlying  currently  exercisable  options.  ^
     Excludes 50,500 shares underlying options, ^ 12,500 of which vest in May 1999, 3,000 of which vest in June 1999, 10,000 of which vest in August 1999, 3,000 of which vest in each of December 1999 and December 2000, 7,000 of which vest in January 2000, 5,000 of which vest in August 2000 and 7,000 of which vest in January 2001. Mr. Hoppman is ^ one of our vice presidents and our Chief Financial Officer ^.

^(9) Includes 60,000 shares underlying currently exercisable options.

^(10)Includes  56,334  shares  of  common  stock and 334  shares  issuable  upon exercise of ^ publicly-traded warrants owned by Mr. Oxenhorn's children, of which he disclaims beneficial ownership, 31,390 shares underlying ^ publicly-traded warrants and 108,334 shares underlying currently exercisable options.

^(11)Includes  10,334  shares owned by The Marilyn and Barry  Rubenstein  Family
     Foundation, a tax exempt organization of which Mr.Rubenstein is a trustee, and 26,667 shares owned by Marilyn Rubenstein, Mr. Rubenstein's spouse. Mr. Rubenstein disclaims beneficial ownership over all such shares. Also includes ^ 110,623 shares owned by Seneca Ventures, a New York limited partnership of which Mr. Rubenstein is a general partner. Also includes 306,246 shares (including 13,334 shares underlying ^ publicly-traded warrants) owned by Woodland Partners, a New York general partnership of which Mr. Rubenstein is a partner. Also includes ^ 185,623 shares owned by the Woodland Venture Fund, a New York limited partnership of which Mr. Rubenstein is a general partner. Also includes ^ 3,112,402 shares (including 235,000 shares underlying ^ publicly-traded warrants) owned by Wheatley Partners, L.P. ^ Also includes ^ 210,219 shares (including ^ 15,000 shares underlying ^ publicly-traded warrants) owned by Wheatley Foreign Partners, L.P. ^ Mr. Rubenstein is a member and officer of Wheatley Partners LLC, a Delaware limited liability company which is the general partner of Wheatley, and also a general partner of Wheatley Foreign. Mr. Rubenstein disclaims beneficial ownership of the securities owned by Seneca Ventures, Woodland Partners, Woodland Venture Fund, ^ Wheatley and Wheatley Foreign except to the extent of his equity interest therein. Also includes 10,000 shares owned by the Rubenstein Family LP, a New York limited partnership of which Mr. Rubenstein is a general partner. Also includes 68,057 shares owned individually by Barry Rubenstein, 103,333 shares held in his IRA Rollover account, 18,057 shares underlying ^ publicly-traded warrants and 108,334 shares issuable upon exercise of currently exercisable options. ^


           On July 9, 1997, ^ we consummated a public offering of 2,875,000 shares of our common stock. In connection with this offering, ^ we issued to GKN Securities Corp. and its designees (including David M. Nussbaum, Roger N. Gladstone, Robert Gladstone and Barington Capital Group, L.P.), options to purchase an aggregate of 250,000 shares of our common stock until July 8, 2002 at an exercise price of $9.075 per share. David Nussbaum and Robert Gladstone also participated in our December 1998 note conversion by converting $50,000 aggregate principal amount of promissory notes into an aggregate of 71,736 shares of our common stock.

           On July 30, 1997, we ^ entered into a one-year consulting agreement with ^ Pennsylvania Merchant Group, pursuant to which ^ Penn Merchant provided financial public relations consulting services to ^ us. Under this agreement, ^ we paid ^ Penn Merchant a monthly fee of $25,000 and issued ^ Penn Merchant warrants to purchase 100,000 shares until January 2001 at an exercise price of $7.00 per share. In lieu of ^ paying cash compensation to Penn Merchant for acting as placement agent of the October 1998 ^ private placement, we reduced the exercise price of these warrants to $1.625 per share. Additionally, in October 1998, ^ we issued to ^ Penn Merchant warrants to purchase an additional 30,000 shares at an exercise price of $1.625 per share in lieu of payment for the balance of monthly fees owed to ^ Penn Merchant, which aggregated approximately $78,000.

           In February 1998, ^ we acquired, through a merger, all of the outstanding capital stock of ^ Networks for a purchase price comprised of ^ the following:

 .    $2,000,000 in cash^;

 .    an aggregate of 505,618  shares of our common stock  (433,387 of which were issued to Randolph Cherkas, ^ our President and 72,231 of which were issued to Gary Liguori, ^ one of our vice presidents); and

 .    $1,000,000  aggregate  principal  amount of  promissory  notes,  secured by substantially all of ^ Networks's assets.

^ In May 1998, Mr. Cherkas transferred an aggregate of 28,000 shares of our common stock to the following persons, all of whom are listed in the table above as selling securityholders:

Frances Campagnola                                          Bruce Goldberg

Cindy Cherkas TTEE FBO Andrew Cherkas                       Edward Iglesias

Cindy Cherkas TTEE FBO Kathryn Cherkas                      Steven Leveson

Joseph Cherkas                                              Tony Jannetta

Sheila Cherkas                                              Basil Masso

Virginia DiEnna                                             Albert Russo

Edythe Ellin                                                Kulwant Singh

Nicholas Geanopulos


           In April 1998, we entered into an agreement with Wien Securities pursuant to which Wien agreed to purchase up to $2,000,000 of our securities at a discount to the market price until December 31, 1998 upon our request. In consideration of Wien's commitment, we issued to Wien warrants to purchase 100,000 shares at an exercise price of $7.50 per share. The warrants are exercisable until April 13, 2001.

           Also in April 1998, we consummated a private placement from which we derived net proceeds of $1,135,000 through the sale of an aggregate of $1,250,000 of promissory notes and warrants to purchase 178,573 shares of our common stock. Each warrant is exercisable through April 6, 2001 at an initial exercise price of $7.00 per share. The notes were repaid from the proceeds of the October 1998 private placement. Penn Merchant served as the placement agent in the April 1998 private placement and received a $100,000 commission and $10,000 for reimbursement of expenses. The persons or entities listed below (and also in the table above as selling securityholders) participated in the April 1998 private placement and received warrants:

Phillip Bloom                                        Peter S. Rawlings
Amir L. Ecker                                        Jeffrey Rubinstein
Gerald J. Josephson                                  Alan Silverman
Losty Capital Management                             Coutts (Jersey) Limited

           In October 1998, we consummated a private placement from which we derived net proceeds of $1,846,750 through the sale of 1,198,000 shares at a price of $1.625 per share. Penn Merchant served as the placement agent in this financing. The persons or entities listed below (and also in the table above as selling securityholders) participated in this private placement:

Coutts (Jersey) Limited                      Irving L. Mazer, Esq.
                                              Special Account

Donaldson, Lufkin & Jenrette Securities      Irving L. Mazer, Esq.
Corp. Custodian FBO Frank J. Campbell, III

Joanne Edwards                               Larry Martin

Joseph E. Gallo TTEE FBO Stephanie             Leonide Prince
A. Gallo 1987 Non-Exempt Family Trust

Joseph E. Gallo TTEE FBO Ernest J.             Wheatley Partners, L.P.
Gallo 1987 Non-Exempt Family Trust

Joseph E. Gallo TTEE FBO Joseph C.             Wheatley Foreign Partners, L.P.
Gallo 1987 Non-Exempt Family Trust


           In November 1998, J. Mark Rubenstein sold to the purchasers listed below (and also in the table above as selling securityholders) an aggregate of 353,393 shares of our common stock and a $1 million principal amount promissory note for an aggregate purchase price of $575,000. We offered the purchasers the opportunity to convert the promissory note they had purchased into shares of our common stock at a conversion rate of $1.23 per share. The purchasers accepted the conversion offer and converted the note into an aggregate of 813,008 shares of our common stock. The purchasers were:

David Corigliano                                            David Jacobs

Drummer Partners, L.P.                                      JEB Partners

Shelly Finkel                                               Eli Oxenhorn

Mary Ellen Grunther                                         Barry Rubenstein

Michael Hoppman                                             Steven Schulman


                              PLAN OF DISTRIBUTION

           The shares offered by the ^ selling securityholders may be sold from time to time in transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which maybe changed, at market prices prevailing at the time of sale, or at negotiated prices. None of the ^ selling securityholders have entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The ^ selling securityholders may effect transactions by selling their shares directly to purchasers or to or through broker-dealers (including GKN, Barington Capital Group, L.P., ^ Penn Merchant, Wien and any of their successors), which may act as agents or principals and receive in excess of customary commissions. The ^ selling securityholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. The ^ selling securityholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the securities against certain liabilities, including liabilities arising under the Securities Act.

           ^ We are responsible for all costs, expenses and fees incurred in registering the shares offered hereby. The ^ selling securityholders are responsible for brokerage commissions, if any, attributable to the sale of such securities.

                                  LEGAL MATTERS


           The legality of the securities ^ offered hereby has been passed upon by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of our common stock. Graubard Mollen & Miller participated with other investors in the December 1998 note conversion by converting a $50,000 principal amount promissory note into 51,653 shares of our common stock and exchanging 16,667 common stock purchase warrants for 3,659 shares of our common stock.

                              LEGAL MATTERS


           The legality of the securities ^ offered hereby has been passed upon by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of our common stock. Graubard Mollen & Miller participated with other investors in the December 1998 note conversion by converting a $50,000 principal amount promissory note into 51,653 shares of our common stock and exchanging 16,667 common stock purchase warrants for 3,659 shares of our common stock.

                                EXPERTS

           The consolidated financial statements of Global Telecommunication Solutions, Inc. and subsidiaries as of December 31, 1997 and 1996, and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                       WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

           The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities are sold.

 .    Current  Report on Form 8-K/A dated  February  6, 1998,  filed on April 24,
     1998;

 .    Annual  Report on Form  10-KSB for the year  ended  December  31,  1997 and amendment on Form 10-KSB/A, filed on April 15, 1998 and April 30, 1998, respectively;

 .    Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, filed on May 15, 1998;

 .    Proxy Statement dated June 5, 1998;

 .    Quarterly  Report on Form 10-QSB for the quarter ended June 30, 1998, filed on August 14, 1998;

 .    Quarterly  Report on Form 10-QSB for the quarter ended  September 30, 1998, filed on November 23, 1998; and

 .    The  description of our common stock that is contained in our  Registration
     Statement on Form 8-A, which was declared effective by the SEC on December 14, 1994.

           Potential investors may obtain a copy of any of the agreements summarized herein or any of our SEC filings without charge by written or oral request directed to Global Telecommunication Solutions, Inc., Attention:
Secretary, 10 Stow Road, Suite 200, Marlton, New Jersey 08053, (609) 797-3434.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   Other Expenses of Issuance and Distribution

           The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the common stock offered hereby, other than underwriting discounts and commissions:



SEC filing fee                                                    $ 1,047.73
Boston Stock Exchange fee for listing additional shares             5,000.00
Legal fees and expenses                                          ^ 35,000.00
Accounting fees and expenses                                       15,000.00
Miscellaneous                                                       3,952.27
                                                                 -----------
                Total                                           ^ $60,000.00
                                                                 ===========


ITEM 15.   Indemnification of Directors and Officers


           ^ Our certificate of incorporation provides that all directors, officers, employees and agents of the registrant shall be entitled to be indemnified by ^ us to the fullest extent permitted by law.


          Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

         "Section 145. Indemnification of officers, directors, employees and agents; insurance.

           (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

           (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

           (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

           (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

           (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

           (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

           (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

           (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section. ^


           Insofar as indemnification for liabilities arising under the Securities Act of 1933^ may be permitted to directors, officers, and controlling persons of ^ Global pursuant to the foregoing provisions, or otherwise, ^ Global has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ^ Global of expenses incurred or paid by a director, officer or controlling person of ^ Global in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, ^ Global will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



ITEM 16.   Exhibits


  Exhibit                     Description
  Number
    3.1          A  Certificate of Incorporation
    3.2          A  Amendment to Certificate of Incorporation
    3.3          A  By-Laws
    3.4          C  Certificate of Merger of Merger Sub into Global Link
    3.5          H  Certificate of Merger - ^ Networks into NATW Acquisition
                     Corp.
    3.6          I  Certificate of Merger - ^ Centerpiece into CCI Acquisition
                     Corp.
    4.1          A  Form of Common Stock Certificate
    4.2          A  Form of Redeemable Warrant Certificate
    4.3          A  Warrant Agreement between ^ Global and Whale Securities Co.,
                     L.P.
  ^ 4.4          A  Underwriter's Warrant issued to Whale
    4.5          D  Placement Agent Warrant dated May 10, 1996 issued to Whale
    4.6          F  Warrant Agreement dated April 15, 1995 between ^ Global and
                     Craig Shapiro

    4.7          F  Warrant Agreement dated October 26, 1995 between ^ Global and Frog Hollow Partners
    4.8          F  Warrant Agreement dated January 22, 1996 between ^ Global and Whale
    4.9          E  Form of Subscription Agreement for December 1996 Private
                     Placement
    4.10         E  Form of Warrant issued in the December 1996 Private
                     Placement
    4.11         E  Form of Promissory Note issued in the December 1996 Private
                     Placement
    5.1          *  Opinion of Graubard Mollen & Miller (including consent)
    10.1         A  Sublease for 342 Madison Avenue, New York, New York
    10.2         A  Sublease for additional space at 342 Madison Avenue, New
                     York, New York
    10.3         A  Employment Agreement between ^ Global and Shelly Finkel
    10.4         A  Employment Agreement between ^ Global and Maria Bruzzese
    10.5         A  Stock Option Agreement between ^ Global and Shelly Finkel
    10.6         A  Stock Option Agreement between ^ Global and Paul Silverstein
    10.7         A  Stock Option Agreement between ^ Global and James Koplik
    10.8         B  Stock Option Agreement between ^ Global and John McCabe
    10.9         A  1994 Performance Equity Plan
    10.10        A  Service Agreement between ^ Global and MCI
                     Telecommunications Corporation
    10.11        A  Service Agreement between ^ Global and Sprint Corporation
    10.12        A  Service  Agreement  between  Independent  Properties  Sales
                     Corporation ^ and Metromedia Communications Corporation
  ^ 10.13        A  Consent  between ^ Independent  Properties  and  Metromedia allowing the assignment to ^ Global of ^ Independent Properties's right to receive services from Metromedia
    10.14        B  Employment Agreement between ^ Global and John McCabe
    10.15        B  Consulting Agreement between ^ Global and Barry Rubenstein
    10.16        B  Consulting Agreement between ^ Global and Eli Oxenhorn
    10.17        C  Merger Agreement by and among ^ Global, Merger Sub and
                     Global Link
    10.18        C  Directors Voting Agreement
    10.19        C  Peoples Agreement, together with ^ Global's Guaranty of
                     Peoples Second Payment
    10.20        C  Ancillary  Agreement  between  Global Link and Peoples
                     regarding payment of the Peoples Accounts Receivable, together with Holding Corp's Guaranty of such payment
    10.21        C  Amended and Restated Securities Purchase Agreement
    10.22        C  ^ Global's Guaranty of Debentures

    10.23       C  Employment Agreement between ^ Global and Gary Wasserson
    10.24       C  Employment Agreement between ^ Global and David Tobin
    10.25       C  Stock Option Agreement between ^ Global and Gary Wasserson
    10.26       C  Stock Option Agreement between ^ Global and David Tobin
    10.27       A  Sublease for space at 40 Elmont Road, Elmont, New York
    10.28       D  Form of Registration Rights Agreement for May 1996 Private
                    Placement
    10.29       D  Agency Agreement between ^ Global and Whale for May 1996
                    Private Placement
    10.30       D  Placement Agent Warrant Agreement for May 1996 Private
                    Placement
    10.31       F  Consulting Agreement dated January 22, 1996 between ^ Global and Whale
    10.32       F  First Amendment to Peoples Agreement, dated August 14, 1996
    10.33       F  Second Amendment to Peoples Agreement, dated November 27,
                    1996
    10.34       E  Finder's fee agreement  between ^ Global and Whale  relating to the December 1996 Private Placement
    10.35       G  Extension of Consulting Agreement between ^ Global and Barry
                    Rubenstein
    10.36       G  Extension of Consulting Agreement between ^ Global and Eli
                    Oxenhorn
    10.37       H  Merger Agreement by among ^ Global, NATW Acquisition Corp.,
                    ^ Networks,  Randolph Cherkas and Gary Liguori
    10.38       H  Employment Agreement between ^ Global and Randolph Cherkas
    10.39       H  Employment Agreement between ^ Global and Gary Liguori
    10.40       I  Merger Agreement by and among ^ Global, CCI Acquisition
                    Corp., CCI and J. Mark Rubenstein
    10.41       I  Employment Agreement between ^ Global and J. Mark Rubenstein
    10.42       K  Amendment to Employment Agreement between ^ Global and David
                    Tobin
    10.43       K  Amendment to Employment Agreement between ^ Global and Shelly
                    Finkel
    10.44       K  Amendment to Employment Agreement between ^ Global and Robert
                    Bogin
    10.45       L  Amendment to Employment Agreement between ^ Global and
                    David Tobin
    10.46       L  Amendment to Merger Agreement by and among ^ Global, CCI and
                    J. Mark Rubenstein
    10.47       L  Agreement between ^ Global and J. Mark Rubenstein
    10.48       L  Termination of Employment Agreement between ^ Global and
                    J. Mark Rubenstein
    10.49       *  Financial Consulting Agreement between ^ Global and ^ Penn
                    Merchant
    21          J  Subsidiaries of ^ Global

    23.1       **  Consent KPMG LLP
    23.2        *  Consent of Graubard Mollen & Miller (filed as part of Exhibit
                    5.1)

-----------------------------


*        Previously filed.

**       Filed herewith.

A Incorporated by reference to ^ Global's Registration Statement on Form SB-2 (No. 33-85998).

B Incorporated by reference to ^ Global's Annual Report on Form 10-KSB for the year ended December 31, 1994.

C Incorporated by reference to ^ Global's Current Report on Form 8-K, filed with the ^ SEC on March 15, 1996.

D Incorporated by reference to Post-Effective Amendment No. 2 to ^ Global's Registration Statement on Form SB-2 on Form S-3 (No. 33-85998).

E Incorporated by reference to ^ Global's Current Report on Form 8-K, filed with the ^ SEC on December 26, 1996.

F Incorporated by reference to ^ Global's Registration Statement on Form S-3 (No. 333-19005).

G Incorporated by reference to ^ Global's Registration Statement on Form SB-2 (No. 333-25389).

H Incorporated by reference to ^ Global's Current Report on Form 8-K, filed with the ^ SEC on February 23, 1998.

I Incorporated by reference to ^ Global's Current Report on Form 8-K filed with the ^ SEC on February 23, 1998.

J Incorporated by reference to ^ Global's Annual Report on Form 10-KSB for the year ended December 31, 1997.

K Incorporated by reference to ^ Global's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998.

L Incorporated by reference to ^ Global's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998.



ITEM 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Marlton, State of New Jersey on ^ January 21, 1999.


                                GLOBAL TELECOMMUNICATION SOLUTIONS, INC.


                                By:  /s/ Shelly Finkel
                                    ------------------------------------------
                                    Shelly Finkel, Chairman of the Board

^

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Title                         Date

  /s/ Shelly Finkel            Chairman of the Board       ^ January 21, 1999
--------------------------
Shelly Finkel

         ^*                    President and Director      ^ January 21, 1999
--------------------------
Randolph Cherkas

         ^*                    Director                    ^ January 21, 1999
------------------------
Alan Kaufman

         ^*                    Director                    ^ January 21, 1999
-------------------------
Donald Ptalis

         ^*                    Director                    ^ January 21, 1999
-------------------------
Jack Tobin

         ^*                    Chief Financial Officer       January 21, 1999
-------------------------     (and principal accounting
Michael Hoppman                officer)

*        /s/ Shelly Finkel
-------------------------------------
    Shelly Finkel as attorney-in-fact